UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-08131
La Quinta Properties, Inc.
(Exact name of registrant as specified in its charter)
909 Hidden Ridge, Suite 600
Irving, Texas 75038
(214) 492-6600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Class B Common Stock, par value $0.01 per share
9% Series A Cumulative Redeemable Preferred Stock, par value $0.10 per share, represented by depositary shares representing 1/10 of a share of Series A Preferred Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record
Class B Common Stock, par value $0.01 per share	0

9% Series A Cumulative Redeemable Preferred Stock, par value $0.10 per share, represented by depositary shares representing 1/10 of a share of Series A Preferred Stock	1 Holder of Record of Series A Cumulative Redeemable Preferred Stock, par value $0.10 per share (159 Holders of Record of depositary shares representing 1/10 of a share of Series A Preferred Stock)

     Pursuant to the requirements of the Securities Exchange Act of 1934, La Quinta Properties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LA QUINTA PROPERTIES, INC.
Date: January 25, 2006	By:	/s/ Mark W. Osterberg
		Name:	Mark W. Osterberg
		Title:	Vice President and Chief Accounting Officer